Exhibit 99.1
NEWS RELEASE
RITCHIE BROS. AUCTIONEERS ANNOUNCES
FIRST QUARTER RESULTS AND DECLARES DIVIDEND
FOR IMMEDIATE RELEASE: May 2, 2006
VANCOUVER, BRITISH COLUMBIA — Ritchie Bros. Auctioneers Incorporated (NYSE: RBA; TSX: RBA) today announced that the Company’s net earnings for the quarter ended March 31, 2006 were $13.2 million, or $0.38 per diluted weighted average share, compared to $13.7 million, or $0.40 per diluted share, for the equivalent period in 2005. Net earnings for the first quarter of 2005 would have been $10.4 million, or $0.30 per diluted share had after-tax gains of $3.3 million recorded on the sale of excess property, which the Company does not consider part of its normal operations, been excluded. All dollar amounts are presented in United States dollars.
Gross auction sales for the quarter ended March 31, 2006 were a record $572 million, representing a 25% increase over the first quarter of 2005, making this the largest first quarter gross auction sales in the Company’s history. Auction revenues in the first quarter of 2006 were $56.0 million, an increase of 15% compared to the equivalent quarter in the prior year. The Company’s auction revenue rate (auction revenues as a percentage of gross auction sales) was 9.79% in the first quarter of 2006, compared to 10.65% in the same quarter of the previous year.
During the quarter ended March 31, 2006, Ritchie Bros. held 32 industrial auctions at locations throughout North America, Europe, the Middle East, Australia and Mexico and set five regional gross auction sales records, including the largest auction held in the Company’s history in February in Orlando, Florida, which posted gross auction sales of over $113 million. The Company also held 24 agricultural auctions, which generated gross auction sales of $30.4 million, compared to four agricultural auctions with gross auction sales of $4.2 million in the corresponding quarter in 2005.
The Company sold in excess of 47,000 lots from over 6,100 industrial consignments and had more than 52,000 bidder registrations at its industrial auctions during the quarter ended March 31, 2006. Internet bidding continued to enhance the Company’s live auctions, and in the first quarter of 2006 the Company sold nearly $90 million worth of trucks and equipment to on-line buyers using the Company’s rbauctionBid-Live system.
Although the Company’s auctions have varied in size over the last 12 months, the average Ritchie Bros. industrial auction in the 12 month period ended March 31, 2006 attracted over 1,300 bidder registrations (12 months ended March 31, 2005 — 1,300) and featured more than 1,300 lots (12 months ended March 31, 2005 — 1,200) consigned by 185 consignors (12 months ended March 31, 2005 — 168), generating average gross auction sales of approximately $13.5 million per auction (12 months ended March 31, 2005 — $12.0 million).
The Company continued the expansion of its auction site network during the first quarter of 2006, opening new permanent auction sites in Nashville, Tennessee and Buxton, North Dakota. The Buxton site joined Ritchie Bros. network as part of the acquisition of the agricultural auction business of Dennis Biliske Auctioneers. Subsequent to March 31, 2006, the Company completed the acquisition of approximately

140 acres of land near Springfield, Ohio, on which it intends to construct a new permanent auction site. It also held its first sale on its new permanent auction site in Saskatoon, Saskatchewan. The Saskatoon site is expected to hold primarily agricultural auctions.
Peter Blake, the Company’s CEO, commented: “Our results to date in 2006 are evidence to us of our increasing market share. Despite the ongoing tight supply of good quality, late model equipment in many of our regions, we have been able to grow our gross auction sales thanks to the ever-increasing number of buyers and sellers participating in our unreserved auctions. Equipment owners are continuing to find that our unreserved auctions are more efficient than alternative ways of buying and selling trucks and equipment. We are able to create value for our customers by matching local supply with global demand in an open and transparent manner.”
The Company’s Board of Directors today announced the declaration of a quarterly cash dividend of 18 cents per common share payable on June 16, 2006 to shareholders of record on May 26, 2006.
Gross auction sales represent the aggregate selling prices of all items sold at auction and are not presented in the Company’s consolidated financial statements; the comparable financial statement measure is auction revenues, consisting primarily of commissions earned on consigned equipment and net profit on the sale of equipment purchased by Ritchie Bros. and sold in the same manner as consigned equipment.
About Ritchie Bros.
Ritchie Bros. is the world’s largest auctioneer of industrial equipment, operating through over 110 locations in more than 25 countries around the world. The Company sells, through unreserved public auctions, a broad range of used and unused industrial equipment including trucks and equipment used in the construction, transportation, mining, forestry, petroleum, materials handling, marine and agricultural industries. Ritchie Bros. maintains a website at www.rbauction.com.
Earnings Conference Call
Ritchie Bros. is hosting a conference call to discuss its 2006 first quarter financial results at 8:00am Pacific Time (11:00am Eastern Time) on May 2, 2006. To access a live broadcast of the conference call, please go to the Ritchie Bros. website http://www.rbauction.com, click on ‘About Ritchie Bros.’ then click on ‘Investor Information’. Please go to the website at least fifteen minutes early to download and install any necessary audio software. A replay will be available on the website shortly after the call.
Forward-looking Statements
The discussion in this press release relating to future operating periods contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties, including, in particular, statements regarding anticipated results for future periods; the benefits of the Company's auction model; the Company's increasing market share and the increasing numbers of buyers and sellers participating in the Company's auctions; and the Company's proposed construction of a new auction site in Ohio and its use of the Saskatoon site primarily for agricultural auctions. These risks and uncertainties include: the numerous factors that influence the supply of and demand for used equipment; fluctuations in the market values of used equipment; seasonal and periodic variations in operating results; actions of competitors; the success of the Company’s internet initiatives; conditions in local and regional markets; and other risks and uncertainties as detailed from time to time in the Company’s SEC and Canadian securities filings, including the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2005, available on the SEC, SEDAR and Company’s websites. Actual results may differ materially from those forward-looking statements. The Company does not undertake any obligation to update the information contained herein, which speaks only as of this date.

	Three months ended	Three months ended
Consolidated Statements of Operations (USD thousands, except share and per share amounts)	March 31, 2006	March 31, 2005
	(unaudited)	(unaudited)
Gross auction sales	$571,528	$456,260

Auction revenues	$55,973	$48,578
Direct expenses	6,426	5,484

	49,547	43,094

Expenses
Depreciation and amortization	3,254	3,399
General and administrative	26,153	22,556

Earnings from operations	20,140	17,139

Other income (expenses)
Interest expense	(285)	(679)
Gain on disposition of capital assets (1)	96	5,448
Other income	289	198

Earnings before income taxes	20,240	22,106

Income taxes	7,042	8,431

Net earnings	$13,198	$13,675

Net earnings per share (1)	$0.38	$0.40
Net earnings per share — diluted (1)	$0.38	$0.40

Weighted average shares outstanding	34,454,780	34,287,108
Diluted weighted average shares outstanding	34,796,815	34,617,223

Net earnings in accordance with GAAP	$13,198	$13,675
Less: after-tax gain on sale of excess property (1)	—	(3,296)

Adjusted net earnings	$13,198	$10,379

Adjusted net earnings per share	$0.38	$0.30
Adjusted net earnings per share — diluted	$0.38	$0.30
(1)	Net earnings for the quarter ended March 31, 2005 included gains of $5,493 ($3,296, or $0.10 per diluted share, after tax) recorded on the sale of excess property. The Company has highlighted this amount because it does not consider these gains to be part of its normal operations.

Selected Balance Sheet Data (USD thousands)	March 31, 2006	December 31, 2005
	(unaudited)
Current assets	$334,360	$209,457
Current liabilities	249,533	125,349

Working capital	$84,827	$84,108

Total assets	634,828	500,896
Long-term debt	43,200	43,322
Total shareholders’ equity	335,302	325,183

	Three months ended	Three months ended
Selected Operating Data (unaudited)	March 31, 2006	March 31, 2005
	(unaudited)	(unaudited)
Auction revenues as percentage of gross auction sales	9.79%	10.65%
Number of consignors at industrial auctions	6,122	5,204
Number of bidders at industrial auctions	52,075	49,559
Number of buyers at industrial auctions	15,333	13,218
Number of permanent auction sites	25	23
Number of regional auction units	7	7
For further information, please contact:
Jeremy Black
Senior Manager — Finance
Phone:   604 273 7564
Fax:       604 273 2405
Email:   ir@rbauction.com